

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

July 9, 2013

Via E-Mail
Robert W. Sweet, Jr.
Foley Hoag LLP
Seaport West
155 Seaport Boulevard
Boston, Massachusetts 02210

> **Re:** **MEMSIC, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on July 3, 2013**
> **File No. 1-33813**
>
> **Schedule 13E-3 Amendment No. 1**
> **Filed on July 3, 2013**
> **File No. 5-83653**

Dear Mr. Sweet:

We have reviewed the above filings and have the following comments. All defined terms used here have the same meaning as in the revised preliminary proxy statement.

Preliminary Proxy Statement

Background of the Merger, page 20

1. Any materials prepared by RBC and provided to the Company that are materially related to the Rule 13e-3 transaction, including any "board books" or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the board, generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document in addition to being filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by RBC, whether <u>oral or written</u>, <u>preliminary or final</u>, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. While we note that the Company filed Exhibits (c)(3) through (c)(8) to Schedule 13E-3, it does not appear that the disclosure summarizes the presentations included in exhibits (c)(3), (c)(4), (c)(7) or (c)(8). Please advise or revise to summarize these reports in the disclosure. To the extent a report is an update to a prior report that is already summarized in the proxy statement, we would not object to the Company disclosing only the material differences between the reports, so long as such disclosure refers shareholders to the filed exhibits.

2.   We note your response to prior comment 2. It is the Staff's view that financial projections prepared by or on behalf of the Company that are materially related to the going-private transaction must be disclosed to shareholders regardless of whether such projections were provided to the Company's financial advisor, the buyer or any potential bidder. Given that the preliminary projections for 2013 and 2014 (referenced on pages 25 and 55) that were discussed with the Special Committee on December 19 and 20, 2012 were (1) prepared by or on behalf of the Company and (2) provided to RBC, the Special Committee's financial advisor hired to evaluate the potential Rule 13e-3 transaction, the preliminary projections appear to be materially related to the going-private transaction. Please disclose such projections in the proxy statement. In addition, please revise the disclosure on page 25 to reflect that such preliminary projections were discussed with the Special Committee on December 19 *and* 20, 2012. Currently, the disclosure on page 25 indicates such discussion only occurred on December 19.

3.   Similar to our preceding comment, given that management's revised operating budget for 2013 that was presented to the Board at its meeting on January 11, 2013, was (1) prepared by Company management and (2) similar to the preliminary operating budget that had been included in the slide deck provided to potential bidders, such budget also appears to be materially related to the going-private transaction. Please disclose such projections in the proxy statement.

Alternatively, given the statement on page 55 that the revised operating budget was "consistent in all material respects" with the projection for 2013 that is included in the four-year projections presented on pages 56 through 61, please supplement the disclosure on page 55 to disclose the differences between the two projections and why the Company believes such differences are not material. Please also provide to the Staff on a supplemental basis the revised operating budget, marked to highlight all differences between the two projections.

4.   Notwithstanding the response to prior comment 2 indicating that the disclosure under "Special Factors – Background of the Merger" has been modified to more clearly indicate which financial projections are referred to in each instance, it remains unclear which of the projections described on pages 54 and 55 are referred to in the "Background of the Merger" section. Similar to how the second and third bullet points on page 55 describe the projections and budget, please supplement the disclosure in the last two bullet points on page 54 and the first bullet point on page 55 to identify the dates on which such projections were reviewed, discussed, deliberated, etc. so that a reader can read the "Background of the Merger" section and identify the specific projections referenced. For example, revise page 54 and 55 to indicate that, if true:

- the "preliminary 2013 operating budget" was provided to bidders on December 6 and 7, 2012;
- the "four year projections" were discussed at the January 11, 2013 meeting; and

- the "revised four year projections" were considered by RBC as part of its presentation at the April 22, 2013 meeting.

5.   We note your response to prior comment 3 and the related changes to the disclosure. Please revise the language in clause (i) on page 41.

6.   We note your response to prior comment 7. Please tell us why the December 2009 acquisition of Intellon Corporation by Atheros Communications, Inc. was not included in the Precedent Transaction Analysis.

Merger Consideration, page 65

7.   Please advise why the values in the table are different than the values in the table contained in the initial preliminary proxy statement filed on May 21, 2013.

8.   We note that you, on behalf of the filing persons, provided the acknowledgments we requested in our letter dated June 18, 2013. Please note that our letter requested that the representations come directly from each of the filing persons. In your next response, please provide the representations directly from each filing person.

*   *   *   *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions